UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
               SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2005

                                       OR

               TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

      For the transition period from ________________ to __________________

Commission file number                                                    018991
                                                                          ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Employees' Savings & Profit Sharing Plan and Trust


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Peoples Bancorp
                               212 West 7th Street
                                   PO Box 231
                                Auburn, IN 46706

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                              EIN 35-1811284 PN 002

                  Accountants' Report and Financial Statements
                           December 31, 2005 and 2004


                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                           December 31, 2005 and 2004


Contents

Independent Accountants' Report................................................3

Financial Statements
         Statements of Net Assets Available for Benefits.......................4
         Statement of Changes in Net Assets Available for Benefits.............5
         Notes to Financial Statements.........................................6

Supplemental Schedule
         Schedule H, Line 41 - Schedule of Assets Held at End of Year.........13

Signatures....................................................................14

Consent of Independent Accountants............................................15

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Employees' Savings & Profit
Sharing Plan and Trust
Auburn, Indiana

We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Employees' Savings & Profit Sharing Plan and Trust (Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on there financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

The  accompanying   supplemental  schedule  is  presented  for  the  purpose  of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/BKD, LLP

Indianapolis, Indiana
April 21, 2006

Federal Employer Identification Number 44-0160260

See Notes to Financial Statements

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

Assets
                                                     2005             2004
                                                    --------------------------


Investments, at fair value                           4,738,207      4,538,750
                                                     ---------      ---------
Receivables
         Bank Contributions                                ___          4,427
         Participants' contributions                       ___          8,012
         Accrued Income                                 16,038         16,090
         Other                                           1,571            143
                                                     ---------      ---------
                                                        17,609         28,672
                                                     ---------     ----------


Net Assets Available for Benefits                    4,755,816      4,567,422
                                                     ----------     ---------
                                                     ----------     ---------

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
            Statement of Changes in Net Assets Available for Benefits
                           December 31, 2005 and 2004


                                                             2005        2004

Investment Income
Net appreciation in fair value of investments              130,573       2,015
Interest                                                     7,638       5,167
Dividends                                                   61,620      63,788
                                                           ---------    ------
         Net Investment income                             199,831      70,970
                                                           -------      ------

Contributions
         Employer                                          110,179     110,315
         Participants                                      305,386     307,439
         Rollovers                                          13,217     100,244
                                                           ---------   -------
                                                           428,782     517,998
                                                           --------    -------
                  Total Additions                          628,613     588,968
                                                           --------    -------

Deductions
         Benefits paid directly to participants            412,450      97,200
         Administrative expenses                            27,769      25,346
                                                           -------      ------
                  Total Deductions                         440,219     122,546
                                                           -------     -------

Net Increase                                               188,394     466,422
                                                           -------     -------

Net Assets Available for Benefits, Beginning of Year      4,567,422   4,101,000
                                                           --------   ---------

       Net Assets Available for Benefits, End of Year     4,755,816   4,567,422
                                                          ---------   ---------

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                          Notes to Financial Statements
                           December 31, 2005 and 2004


Note 1: Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is defined-contribution plan sponsored by Peoples Bancorp (Bank) for the benefit of its employees who are age 18 or older. Employees who are compensated on an hourly basis, other than those employed by First Savings Bank, shall not be eligible for participation in the Plan. Employment with First Savings Bank and Peoples Federal Savings Bank of Dekalb County is included for eligibility and vesting purposes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank of New York is the trustee of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Bank make annual contributions of up to 75% of eligible compensation. Employee rollover contributions are also permitted. The Bank makes matching contributions of 50% of employees' salary deferral amounts up to 6% of employees' compensation. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds including Bank stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Bank's contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings theron. Vesting in the Bank's contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after six years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures are allocated among active participants based on compensation.


Payment of Benefits

Upon termination of service, an employee may elect to receive either a lump-sum amount or a monthly annuity payment equal to the value of his account.
Participants may also request distributions in kind of Bank stock. At December 31, 2004, plan assets include $822 allocated to accounts of terminated or retired participants who has elected to withdraw from the Plan but have not yet been paid.


Participant Loans

The plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 of 50% of the participant's vested account balance. All loans are covered by demand notes are repayable over a period not to exceed five years (exempt for loans for the purchase of a principal residence which have a repayment period of not more than 15 years) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                          Notes to Financial Statements
                           December 31, 2005 and 2004

Note 2: Summary of Significant Accounting Policies


Method of Accounting
The financial statements are prepared on the accrual method of accounting.


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. The amounts shown in Note 3 for securities that have no quoted market prices are estimated fair values as determined by the trustee. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.


Plan Tax Status

The plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trsut/custodial document sponsored by Pentegra Services, Inc. This prototype plan document has been filed with the appropriate agency. The plan has not obtained or requested a determination letter. However, the Plan Administrator believes the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust tax exempt as to the financial statement date.


Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the employer or the Plan, at the employer's discretion.

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                          Notes to Financial Statements
                           December 31, 2005 and 2004


Note 3: Investments
The Plan's investments are held by a bank-administered trust fund. The fair value of the Plan's investments at December 31 was as follows:

                                                         2005          2004
                                                     ---------------------------

Investments at fair value as determined by quoted prices or trustee in as active market

Peoples Bancorp common stock                         $1,739,985      $1,914,062
Mutual funds                                         $2,652,638      $2,398,103

Investments at cost which approximates market
Money Market Funds                                      282,712         167,477
Participant loans                                        62,872          59,108
                                                     ----------      -----------
                                                     $4,738,207      $4,538,750
                                                     ==========      ===========

The fair value of individual investments that represented 5% or more of the Plan's assets were as follows:

                                                          2005          2004
                                                     ---------------------------
         Peoples Bancorp Common Stock                 1,739,985       1,914,062
         SSA-S&P 500 Equity Index Fund                  481,841         394,944
         SSA-Midcap 400 Equity Index Fund               465,687         398,306
         SSA-Income Plus Fund                           217,796         294,803
         SSA-Moderate Strategic Balanced Fund           421,616         340,917
             (Formerly the Growth & Income Fund)

During the years ended 2005 and 2004, the Plan's investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $130,573 and $2,015, respectively. Net depreciation for 2005 and 2004 related to Peoples Bancorp common stock was and $47,276 and $221,185, respectively. $177,849 and $223,200 of net appreciation related to the collective investment funds for 2005 and 2004, respectively.

Interest and dividends realized on the Plan's investments for the years ended 2005 and 2004 were $69,258 and $68,955, respectively.

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                          Notes to Financial Statements
                                          December 31, 2005 and 2004

         Note 4 Party in Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organizational whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the asset manager used by the Plan trustee. The plan paid $8,103 and $10,632 of recordkeeping fees to Pentegra Services, Inc. during 2005 and 2004, respectively. Individually non-material expenses paid to parties-in-interest aggregated to $19,666 and $14,714 during 2005 and 2004, respectively. The Bank provides certain administrative services at no cost to the Plan.


Note 5 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements for the years ended December 31, 2005 and 2004, to Form 5500:

                                                         2005            2004
                                                       -------------------------

Net assets available for benefits per the financial    4,755,816      4,567,422
Statements

Amounts allocated to withdrawing participants                ---           (822)
                                                       ---------      ----------

Net assets available for benefits per Form 5500        4,755,816      4,566,600
                                                       ----------     ----------
                                                       ----------     ----------

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2005 and 2004, to Form 5500:

                                                              2005        2004
                                                            --------------------
Benefits paid to participants per the financial statements  412,450     97,200
Add: Amounts allocated to withdrawing participants              ---        822
at end of year
Less: Amounts allocated to withdrawing participants at         (822)      (859)
beginning of year
         Benefits paid to participants per Form 5500          411,628   97,163
                                                              -------   ------
                                                              -------   ------

Differences  between the Annual  Return/Report  of Employee  Benefit  Plan (Form
5500) filed with the Internal Revenue Service and the accompanying financial statements also include reporting realized gains and losses in Form 5500 based on the beginning of the year current value of the assets sold or the cost of assets acquired during the year and in the accompanying statement of changes in net assets available for benefits based on the original cost.

                   Peoples Bancorp Employees' Savings & Profit
                             Sharing Plan and Trust
                              EIN 35-1811284 PN 002
           Schedule H, Line 4i-Schedule of Assets Held at End of Year
                                December 31, 2005


(a) (b)                             (c)                                         (e)

Identity of Issue, Borrower,        Description of Investment,                  Current Value
Lessor, or Similar Party            Including Maturity Date, Rate of Interest,
                                    Collateral, Par or Maturity Value

----------------------------------------------------------------------------------------------

Common Stock
         *Peoples Bancorp                           82,542 Shares               $1,739,985

Mutual Funds
*SSA-S&P 500 Equity Index Fund                       2,076 units                   481,841
*SSA-Midcap 400 Equity Index Fund                   18,248 units                   465,687
*SSA-Stable Value Fund                              17,451 units                   175,783
*SSA-Conservative Strategic Balanced Fund           15,909 units                   217,796
*SSA-Moderate Strategic Balanced Fund               34,426 units                   421,616
*SSA-Aggressive Strategic Balanced Fund             21,535 units                   231,184
*SSA-S&P 500 Equity Value Fund                      17,535 units                   180,317
*SSA-S&P 500 Equity Growth Fund                     13,204 units                   135,197
*SSA-Russell 2000 Index Fund                         6,143 units                   133,182
*SSA-EAFE Index Fund                                 3,314 units                    55,591
*SSA-Nasdaq 100 Index Fund                           4,453 units                    45,219
*SSA-Passive Long Treasury Fund                     10,501 units                   109,225
                                                                                 ---------
                                                                                 2,652,638

Money Market Funds
*SSA-Government/Money Market Fund                  174,935 units                   174,935
Collective Short-Term Investment Fund              107,777 units                   107,777
                                                                                   -------
                                                                                   282,712
                                                                                   -------

Participant Loans                                     6.75%-8%                      62,872
-----------------

                                                                                 $4,738,207

     *Party-in-Interest

Exhibits

     The following exhibit is filed herewith.

     Exhibit No.  Description

                  Consent of Independent Accountants


                                    Signature
The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
                                     Peoples Bancorp Employees' Savings & Profit
                                              Sharing Plan and Trust


                                     By: /s/ Douglas D. Marsh
                                     Member, Budget Committee of the Board of
                                     Directors, as Plan Administrator


                                     Date: June 22, 2006

                       Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement of Peoples Bancorp on Form S-8 (File Number 333-120950) of our report dated April 21, 2006 of our audit on the financial statements of Peoples Bancorp Employees Savings & Profit Sharing Plan and Trust for the year ended December 31, 2005 which report is included in its Annual Report on Form 11-K.

/s/BKD, LLP

Indianapolis, IN
June 22, 2006